Exhibit 99.1

ARC Resources Ltd. announces a $915 million capital program targeting 17 per cent growth in production in 2014

CALGARY, Nov. 6, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved a $915 million capital program for 2014 directed at high value oil and liquids-rich gas plays and investment in its low cost Montney gas assets.  ARC expects annual average production growth of approximately 17 per cent in 2014.

Myron Stadnyk, ARC's President and Chief Executive Officer, said, "With a clear line of sight toward future value creation, we are building a long-term sustainable business on the back of our world class assets while continuing to pay a meaningful dividend to our shareholders.  With outstanding opportunities in our portfolio and a $915 million capital program for 2014, we will continue to create value by investing in high rate of return projects including oil, liquids-rich gas and natural gas development.  We expect to deliver year-over-year production growth of approximately 17 per cent in 2014 comprised of a 14 per cent increase in our high value crude oil and liquids production and a 20 per cent increase in our low cost, high rate of return Montney natural gas production. In addition this capital budget invests in key pilot projects that should set the stage for future commercial developments."

2014 Capital Budget Strategic Objectives
ARC's 2014 capital budget strategic objectives are aligned with our long-term objective of risk managed value creation by paying a dividend to our shareholders while also creating value through:

•	Investing in high rate of return oil and liquids opportunities; maximizing value by capitalizing on the strength of crude oil prices and growing oil and liquids production
•	Investing in our low cost, high rate of return Montney natural gas opportunities; exploiting our significant natural gas resource base and growing natural gas production
•	Leveraging our dominant presence and technical expertise in resource plays to invest in facilities for future growth and pilot new opportunities
•	Capitalizing on the scale of our operations by executing pad drilling programs throughout our asset base to optimize capital efficiencies
•	Managing production decline rates by deliberately managing the pace of development
•	Executing a disciplined exploration program to identify future development and growth opportunities
•	Preserving ARC's strong financial position

2014 Capital Budget Highlights

•	Planned $915 million capital program focused on high rate of return oil, liquids-rich gas and natural gas development throughout ARC's asset base
•	$710 million capital spending (77 per cent of capital program) on oil and liquids-rich gas drilling and development to grow high value liquids production and capitalize on the strength of crude oil prices
•	$175 million capital spending (19 per cent of capital program) on ARC's low cost, high rate of return Montney natural gas opportunities at Dawson and Sunrise to exploit our significant Montney resource base; counter-cyclically building on our low cost gas business
•	2014 production target of 110,000 to 114,000 boe per day, representing approximately 17 per cent year-over-year production growth
•	14 per cent growth in average crude oil and liquids production of 41,000 to 43,500 bbls per day in 2014
•	20 per cent growth in average natural gas production of 415 to 425 mmcf per day in 2014
•	Drill 196 gross (184 net) operated wells and participate in 55 gross (six net) non-operated wells
•	159 gross operated oil wells with significant activity at Ante Creek, Tower, Pembina and throughout Southeast Saskatchewan/Manitoba
•	14 gross operated liquids-rich natural gas wells primarily at Parkland
•	23 gross operated natural gas wells primarily at Dawson and Sunrise
•	Start-up of a new 60 mmcf per day Parkland/Tower gas processing and liquids handling facility in late 2013 or early 2014 and execute a $190 million capital program in 2014, utilizing the new processing facility
•	Move Sunrise from pilot to development with the investment of $120 million of drilling and development capital to grow Sunrise production from 20 mmcf per day to 60 mmcf per day through 2014, setting the stage for long-term development in this highly economic natural gas play
•	Initiate pilot production through a third party facility and drill one offset well to assess field commerciality at Attachie
•	Focus on cost management with expected decrease in 2014 operating costs of $9.20 to $9.60 per boe due to growth in low cost natural gas production and continued focus on efficient operations
•	Maintain the current dividend level of $0.10 per share per month given the current outlook for crude oil and natural gas prices and current hedge position
•	Preserve ARC's strong financial position; ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2014 capital program
•	This budget sets the stage for continued growth in the future, targeting 2015 annual production in excess of 120,000 boe per day

2014 Capital Program and Production
ARC's $915 million 2014 capital program is the largest program in ARC's history, up seven per cent from the $860 million 2013 capital program. The focus of the 2014 capital program is to maximize value by directing capital to the highest rate of return projects including a mix of crude oil, liquids-rich gas and natural gas opportunities. ARC plans to drill approximately 196 gross wells (184 net) on its operated properties in 2014, with 159 wells targeting oil, 14 wells targeting liquids-rich natural gas and 23 wells targeting natural gas.  Expected strong cash flow, combined with ARC's hedge position, working capital and available credit capacity will provide ARC with the ability to internally finance the growth component of this budget.

ARC expects average 2014 production volumes to be in the range of 110,000 to 114,000 boe per day, representing approximately 17 per cent year-over-year production growth in 2014.  ARC expects total liquids production to grow approximately 14 per cent to 41,000 to 43,500 bbls per day in 2014 and natural gas production to grow approximately 20 per cent to average 415 to 425 mmcf per day in 2014.  The 2014 production profile will include a significant uplift in production in early 2014 with the start-up of the new Parkland/Tower gas processing and liquids handling facility.  Over the course of 2014, production will increase as ARC continues to fill the new Parkland/Tower facility through 2014 and bring on incremental natural gas production at Sunrise.

ARC's 2014 capital program will include a significant focus on pad drilling which is expected to decrease per well drill, complete and tie-in costs relative to single well drilling costs.  Given that all wells in the pad are drilled, completed, tested, tied-in and brought on-stream at one time, there will typically be a six to eight month time frame from the start of drilling until the wells commence production.  As a result, the production profile at several of ARC's properties will be a "step profile" as multiple wells are brought on-stream at one time.

The $915 million 2014 capital program does not include land and minor property acquisitions or dispositions.  ARC will continue to consolidate its land position and grow its presence in key areas through land and property acquisitions.  Through the third quarter of 2013, ARC spent $34.8 million on land and property acquisitions and has divested of approximately $90 million of non-core assets.  ARC anticipates 2014 land and net property acquisition spending to be similar to 2013 levels. On a regular basis, ARC evaluates its asset portfolio with a view to selling assets that do not meet our retention guidelines.  Through the normal course of business, minor acquisitions and dispositions could occur that would impact the expected volumes.

2014 Capital Budget ($ millions except wells drilled)	2014 Capital ($ millions) (1)	Operated wells drilled (gross)	Gas/Oil wells drilled	Comment
Northeast British Columbia	390	55	Oil/Liquids/Gas	Parkland, Tower, Dawson
Northern Alberta	205	40	Oil	Ante Creek
Pembina	120	44	Oil	Cardium
Southern Central Alberta	45	6	Oil	Redwater
Southeast Sask./Manitoba	130	51	Oil	Goodlands, Other
Corporate	25	-	-
Total Capital Budget (2)	$915	196

(1) Includes Operated and Non-operated.
(2) Excludes land expenditures and minor net property acquisitions which are unbudgeted

Parkland/Tower
ARC began commissioning a new 60 mmcf per day Parkland/Tower gas processing and liquids handling facility in the fourth quarter of 2013; the facility is expected to be on-stream in late 2013 or early 2014 pending the outcome of ongoing commissioning work.  The new facility is the first phase of an approved 120 mmcf per day gas processing and liquids handling facility in the Parkland/Tower area.  ARC expects total capacity from the first phase to be approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGL's); however actual liquids production will depend upon the ratio of Parkland and Tower wells feeding into the facilities.

The Parkland/Tower region will see considerable activity and production growth in 2014 as the new gas processing and liquids handling facility is brought on-stream.  ARC invested significant capital to "pre-drill" wells at Parkland and Tower in 2013 leading up to the start-up of the new facility.  ARC expects to bring two eight well pads on production at Tower and 13 wells on four pads on production at Parkland when the new facility is brought on-stream.

In addition to the production increase resulting from the 2013 capital program, ARC will execute a $190 million capital program at Parkland/Tower in 2014 to drill 13 liquids-rich natural gas wells at Parkland and 17 oil wells at Tower to fill the newly constructed facility through 2014.  ARC expects approximately 115 per cent annual growth at Parkland/Tower with production expected to average 20,000 boe per day in 2014 (approximately 90 mmcf per day of natural gas and 5,000 bbls per day of crude oil and liquids).  All drilling at Parkland/Tower will be on pads with four to eight wells per pad.  Over the course of 2014 the Parkland/Tower production will increase as new wells come on-stream, utilizing the new processing facility.

Ante Creek
ARC has grown its land holdings in Ante Creek to 332 net Montney sections.  ARC plans to spend $200 million to drill 40 gross operated horizontal Montney oil wells at Ante Creek in 2014 and continue to delineate this large, prospective land base.  The 2014 drilling program is expected to maintain production at its Ante Creek facility throughput capacity of approximately 15,000 boe per day (50 per cent crude oil and liquids), representing an estimated 25 per cent increase relative to 2013 average production.

Pembina
ARC plans to spend approximately $120 million in the Pembina area in 2014 with plans to drill 44 gross operated Cardium oil wells.  ARC expects to maintain production at current levels of approximately 12,000 boe per day through 2014.  ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow.  ARC will continue with extensive work on waterflood management at Pembina in 2014 to optimize reservoir recoveries.

Dawson
ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business.  With exceptional well results, excellent capital efficiencies and low operating costs, ARC plans to invest $54 million on drilling and development activities at Dawson in 2014, drilling nine gross operated horizontal natural gas wells.  The 2014 drilling program at Dawson will maintain production at current maximum facility capacity levels through 2014 and into 2015.

Sunrise
ARC has been piloting production at Sunrise since the third quarter of 2011 with production coming from three layers in the Montney, and processing capacity through third party facilities.  With the continued strong performance of the wells and the current outlook for commodity prices, ARC has decided to pursue development plans starting in the fourth quarter of 2013.  ARC has signed an agreement with a third party to increase natural gas processing commitments to 60 mmcf per day commencing in 2014.

ARC's 2014 capital program of $120 million includes the drilling of 14 gross operated natural gas wells and spending on associated infrastructure at Sunrise in 2014.  ARC expects Sunrise production to grow from 20 mmcf per day to 60 mmcf per day throughout the course of 2014, averaging approximately 35 mmcf per day in 2014, representing a greater than 90 per cent year-over-year increase in production.  ARC is proceeding with the construction of an ARC operated 60 mmcf per day gas processing facility which is scheduled to be on-stream by late 2015.  The 2014 capital program includes some pre-spending for long lead equipment and supplies in relation to the new facility construction.

Attachie
At Attachie, located in northeast British Columbia, ARC has signed an agreement to initiate pilot production on the 4-20 well located on the western edge of the Attachie lands in 2014 through a third party facility.  ARC plans to drill one well in 2014, offsetting the 4-20 delineation well which tested at a rate of 10 mmcf per day of natural gas and 30 bbls per mmcf of liquids at a pressure of nine MPa after a seven day production test in the second quarter of 2011.  ARC will evaluate production from the wells on the western portion of the Attachie lands and the continued production from a pilot on the eastern portion of the lands to determine the potential for future commercial development at Attachie.

Southeast Saskatchewan and Manitoba
ARC plans to spend $130 million to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba at various properties.  ARC expects to hold production flat at approximately 12,000 boe per day in 2014.  This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.

Non-Operated Properties
The $915 million capital program includes non-operated budgeted capital of $42.5 million in 2014.  ARC's partners on non-operated properties plan to drill 55 gross (six net) wells, dominated by oil drilling activity at Pembina in Alberta and at Weyburn and Instow in Saskatchewan.

Capital by Type
($ millions)	2012 (Actual)	2013 (Budget)	2014 (Budget)
Development Development - Facilities	409 73	614 150	670 123
Maintenance	23	31	30
Optimization	6	15	14
Exploration and Seismic	49	8	24
Enhanced Oil Recovery	21	23	34
Other (1)	18	19	20
Capital before land and net property acquisitions (2)	599	860	$915
Land and net property acquisitions (3)	41	-	-
Total Capital including Land and net property acquisitions	640	860	915

(1)	Other capital comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology and corporate office capital.
(2)	Does not include land and net property acquisitions or divestments as these amounts are unbudgeted.
(3)	Through the first nine months of 2013, ARC spent $11 million to acquire lands and completed $66.3 million of net property divestments; these amounts were unbudgeted.

Capital by Area
($ millions)	2012 (Actual)	2013 (Budget)	2014 (Budget)
Northeast British Columbia	163	333	390
Northern Alberta	151	228	205
Pembina	114	137	120
Southcentral Alberta	20	21	45
Southeast Saskatchewan & Manitoba	133	123	130
Corporate (1)	18	18	25
Total Capital before land and net property acquisitions (2)	$599	$860	$915

(1)	Corporate capital comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology, corporate office capital and certain seismic and greenhouse gas reduction expenditures.
(2)	Does not include land and net property acquisitions or divestments as these amounts are unbudgeted.

Capital by Province
($ millions)	2012 (Actual)	2013 (Budget)	2014 (Budget)
Alberta	296	400	381
Saskatchewan and Manitoba	140	127	144
British Columbia	163	333	390

Operated Wells Drilled (gross)	2012 (Actual)	2013 (Budget)	2014 (Budget)
Oil wells	133	143	159
Liquids-rich natural gas wells	16	16	14
Natural gas wells	15	15	23
Total operated wells drilled (gross)	164	174	196

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year.  In addition, the Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions and may modify the 2014 Capital Budget during the year.

Royalties, Operating Costs and Transportation
ARC's total corporate royalty rate includes all Crown, Freehold and Gross overriding royalties on production in all operating jurisdictions.  ARC expects that the 2014 total corporate royalty rate will be in the range of 13 to 15 per cent based on commodity prices in the range of US$90 to US$100 per barrel of crude oil (WTI) and Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO).

ARC expects per boe operating costs to decrease in 2014 relative to 2013 estimated costs due to higher production levels.  Full year 2014 operating costs are estimated to be approximately $385 million in total and $9.20 to $9.60 on a per boe basis.

ARC expects full year 2014 transportation costs to be approximately $72 million in total and $1.70 to $1.80 on a per boe basis, which is higher than 2013 estimated transportation fees of $1.40 to $1.50 per boe due to higher trucking expenses.  With the 14 per cent growth in crude oil and liquids production in 2014, and given certain pipeline capacity constraints, ARC expects to truck a higher volume of production in 2014.

General and Administrative ("G&A") Expense
ARC estimates total 2014 G&A expenses to be approximately $92 million, a slight increase relative to estimated 2013 G&A expenses of $90 million.  On a per boe basis, 2014 G&A expenses are expected to decrease approximately 10 to 15 per cent to $2.20 to $2.40 per boe compared to estimated costs of $2.50 to $2.70 per boe in 2013 as a result of higher production levels in 2014.

ARC's 2014 budgeted G&A includes an estimated expense of approximately $32 million under the Long-Term Incentive Plans compared to $27 million estimated expense in 2013.  The expense is dependent on ARC's share price and three year total return relative to its peers, and therefore is subject to a high degree of volatility.  The following table outlines estimated G&A expenses for 2014.

G&A Expenses ($ millions, except per boe amounts)	2012 (Actual)	2013 (Guidance)	2014 (Budget)
G&A expense before Long-Term Incentive Plan	$65.6	$63.0	$60.0
Long-Term Incentive Plan expense	$31.5	$27.0	$32.0
Total G&A expense	$97.1	$90.0	$92.0
G&A expense before Long-Term Incentive Plan per boe	$1.92	$1.75 - $1.90	$1.45 - $1.55
Long-Term Incentive Plan expense per boe (1)	$0.92	$0.75 - $0.80	$0.75 - $0.85
G&A expense per boe	$2.84	$2.50 - $2.70	$2.20 - $2.40

(1) Long-Term Incentive Plan expense includes both cash payments and non-cash amounts.

Corporate Taxation
ARC expects to pay current income taxes of approximately $60 to $70 million in 2014 based on the expectation that oil prices could be in the range of US$90 to US$100 per barrel of crude oil (WTI), natural gas could be in the range of Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO).  Higher income taxes in 2014 are due to higher production and higher expected commodity prices relative to 2013.

Risk Management
As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2014 and natural gas volumes through 2018.  Approximately 50 per cent of total production is currently hedged for the remainder of 2013 at prices that will support ARC's business plan.  Approximately 35 per cent of crude oil and condensate production is currently hedged for 2014 at an average floor/ceiling price of US$91/US$98 per barrel and approximately 40 per cent of  natural gas production is currently hedged for 2014 at an average floor/ceiling price of US$4.00/US$4.60 per mmbtu.  Additional natural gas production is hedged in 2015 through 2018 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes throughout the remainder of 2013 and into 2018.

ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return.

See Table 15 in the MD&A for the three and nine months ended September 30, 2013 and 2012 for details of ARC's hedge positions as of November 6, 2013 as filed on SEDAR at www.sedar.com.

Reclamation Activities
ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases.  During 2013, ARC estimates spending of approximately $16 million on reclamation activities.  ARC expects reclamation spending to be approximately $25 million in 2014 for activities at various properties throughout our asset base as we maintain our leadership position in environmental responsibility.

Funding of the 2014 Capital Budget
The $915 million capital budget was determined after examining financial forecasts based on the expectation that oil prices could be in the range of US$90 to US$100 per barrel of crude oil (WTI), natural gas could be in the range of Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO) and assuming the continuation of the $0.10 monthly dividend throughout 2014.  All of the approved 2014 capital expenditures are expected to provide attractive rates of return at Cdn$3.00/GJ gas and Cdn$80/bbl oil prices.

ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2014 capital program.  ARC will pursue the most cost effective means of financing its 2014 capital program through a combination of funds from operations, DRIP proceeds, reduced cash dividend payments resulting from shares issued under the Stock Dividend Program, existing credit facilities, and proceeds from potential non-core property dispositions. The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions.  Our business model is dynamic and we continually assess capital spending in light of current and forecast market conditions.  Management will review the 2014 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as necessary to the program, subject to review by the Board of Directors.

Dividends
ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides even greater financial flexibility.  The monthly $0.10 dividend is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

2014 Corporate Guidance
The corporate guidance for 2014 is based on commodity price expectations of US$90 to US$100 per barrel of crude oil (WTI) and Cdn$3.00 to $4.00 per GJ of natural gas (AECO).  Certain guidance estimates may fluctuate with changes in commodity prices. The 2014 Guidance provides shareholders with information on Management's expectations for results of operations, excluding any acquisitions or dispositions, for 2014.  Readers are cautioned that the 2014 Guidance may not be appropriate for other purposes.

Corporate Guidance	2012 (Actual)	2013 (Guidance)	2014 (Budget)
Production:
Oil (bbls/d)	31,454	32,000 - 33,000	35,000 - 37,000
Condensate (bbls/d)	2,217	1,900 - 2,100	2,300 - 2,500
Natural gas (mmcf/d)	342.9	345 - 355	415 - 425
Natural Gas Liquids (bbls/d)	2,728	2,800 - 3,000	3,700 - 4,000
Annual average production (boe/d)	93,546	94,000 - 97,000	110,000 - 114,000
Costs and Expenses ($/boe):
Operating	9.40	9.50 - 9.70	9.20 - 9.60
Transportation	1.29	1.40 - 1.50	1.70 - 1.80
G&A including Long-Term Incentive Plan (1)	2.84	2.50 - 2.70	2.20 - 2.40
Interest	1.32	1.20 - 1.30	1.10 - 1.20
Current Income Taxes ($ millions) (2)	30	25 - 35	60 - 70
Capital expenditures before land and net property acquisitions ($ millions) (3)	599	860	915
Land and net property acquisitions (3)	41	-	-
Weighted average shares (diluted) (millions) (4)	297	311	317

(1)	The 2014 G&A expense before Long-Term Incentive Plan approximates $60 million ($1.45 - $1.55 per boe).
(2)	The 2014 Corporate tax estimate will vary depending on level of commodity prices.
(3)	Capital expenditures are prior to land and net property acquisitions and divestments as these amounts are unbudgeted. Through the third quarter of 2013, ARC spent $11 million to acquire lands and completed $66.3 million of net property divestments.
(4)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.

2015 Capital Program and Production Outlook
Preliminary estimates for the 2015 capital program estimate capital expenditures at levels similar to 2014 with investments in oil, liquids-rich gas and natural gas development.  Based on current commodity prices and on execution of the 2013 capital budget and expected 2014 and 2015 capital budgets in full, ARC is currently targeting 2015 annual average production to be in excess of 120,000 boe per day.  The 2015 capital budget is subject to approval by the Board of Directors in late 2014.

Forward-looking Information and Statements
This news release is primarily comprised of forward-looking statements as to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's Corporate Guidance for 2013, 2014 and as to average target production levels for 2015 and the 2014 Capital Program and Production Outlook and the amount and type of 2014 budgeted capital expenditures for the 2014 Capital Program, production volumes, royalties and operating costs, general and administrative expenses, risk management, reclamation activities, funding and taxation. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2014, the results of exploration and development activities during 2014, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2014 Capital Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.8 billion.  ARC expects 2014 oil and gas production to average 110,000 to 114,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W., Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:00e 06-NOV-13